UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Barnes & Noble Education, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

06777U200
(CUSIP Number)

Leonard Riggio c/o TRFO, LLC 120 Fifth Avenue New York, NY 10011 (212) 633-3375
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 11, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS

Leonard Riggio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

13,998
	8	SHARED VOTING POWER

23,783
	9	SOLE DISPOSITIVE POWER

13,998
	10	SHARED DISPOSITIVE POWER

23,783
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,781
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%
14	TYPE OF REPORTING PERSON (See Instructions)

IN

Introductory Statement

This Amendment No. 6 to Schedule 13D is being filed by Leonard Riggio (“Mr. Riggio”) (the “Reporting Person”), to amend and supplement Item 5 in Mr. Riggio’s Schedule 13D, as previously amended, with respect to the common stock, $0.01 par value (“Common Stock”), of Barnes & Noble Education, Inc., a Delaware corporation (the “Company”).

Item 5.	Interest in Securities of the Issuer.

(a) and (b) The beneficial ownership percentages used herein are calculated based upon the 1-for-100 reverse stock split effected by the Company on June 11, 2024 and the resulting approximately 26,200,000 shares of Common Stock issued and outstanding as of such date, as reported in the Company’s Form 8-K dated June 11, 2024.

As a result of the Company transactions described above, Mr. Riggio is the beneficial owner of 37,781 shares, or 0.1%, of Common Stock. He is the direct beneficial owner of 13,998 of those shares, with sole power to vote and dispose of such shares. Mr. Riggio and his wife, Louise Riggio (“Mrs. Riggio”), are the indirect beneficial owners of 23,783 shares of Common Stock as co-trustees of The Riggio Foundation, a charitable trust in which neither Mr. Riggio nor Mrs. Riggio, nor any of their family members or affiliates, have any pecuniary interest. Mr. Riggio and Mrs. Riggio have the power to direct the vote and disposition of the 23,873 shares owned by The Riggio Foundation. In addition to the aforementioned 37,781 shares, Mrs. Riggio, as trustee of the Louise Riggio Living Trust, is the indirect beneficial owner of 7,320 share of Common Stock owned by the Louise Riggio Living Trust. Mrs. Riggio has the power to direct the vote and disposition of the 7,320 shares owned by the Louise Riggio Living Trust.

(c) The Reporting Person has not effected any transaction in the shares of Common Stock during the last 60 days.

(d) Except for the beneficial owners indicated in 5(a) and 5(b) above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares of Common Stock beneficially owned as reported above.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2024

/s/ Leonard Riggio
Leonard Riggio